SIDLEY AUSTIN llp ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866
July 29, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	Superfund Green, L.P. (the “Fund”) — Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-162132)
Ladies and Gentlemen:
     Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a copy of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 relating to an offering by the Fund of units of limited partnership interest. The filing reflects changes to the Fund’s Registration Statement on Form S-1 (Reg. No. 333-162132) filed with the Commission on November 23, 2009 and declared effective on November 24, 2009. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Superfund Capital Management, Inc., the Fund’s general partner, for five years.
     Thank you very much for your attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167.
Very truly yours,
/s/ Daniel F. Spies

cc:	James B. Biery
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships